UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )


                              PurchasePro.com, Inc.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   746144 10 4
                                 (CUSIP NUMBER)

                                 David C. Fannin
                      Sr. Vice President & General Counsel
                               Office Depot, Inc.
                            2200 Old Germantown Road
                             Delray Beach, FL 33445

                                 (561) 438-4800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                                February 16, 2000

             DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /   Rule 13d-1(b)
      /X/   Rule 13d-1(c)
      / /   Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No.  746144 10 4

1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Office Depot, Inc.
                             59-2663954

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)  / /
            (b) / /

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.         SOLE VOTING POWER

                             1,222,223

6.         SHARED VOTING POWER

                             -0-

7.         SOLE DISPOSITIVE POWER

                             1,222,223

8.         SHARED DISPOSITIVE POWER

                             -0-

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,222,223

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             4.1%

12.        TYPE OF REPORTING PERSON*

                             CO

ITEM 1.

         (a)      NAME OF ISSUER:

                  PurchasePro.com, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3951 N. Buffalo Drive
                  Las Vegas, Nevada 89129

ITEM 2.

         (a)      NAME OF PERSON FILING:

                  Office Depot, Inc.

         (b)      ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  2200 Old Germantown Road
                  Delray Beach, FL 33445

         (c)      CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Delaware

         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock

         (e)      CUSIP NO.:

                  746144 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      / /   Broker or dealer registered under section 15 of the Act.

         (b)      / /   Bank as defined in section 3(a)(6) of the Act.

         (c)      / /   Insurance company as defined in section 3(a)(19)  of the
Act.

         (d)      / /   Investment  company  registered  under  section 8 of the
Investment Company Act of 1940.

         (e)      / /   An   investment  advisor  in  accordance  with   section
240.13d-1(b)(1)(ii)(E).

         (f)      / /   An employee benefit plan or endowment fund in accordance
with section 240.13d-1(b)(1)(ii)(F).

         (g)      / /   A parent holding company or control person in accordance
with section 240.13d-1(b)(ii)(G).

         (h)      / /   A savings association as defined in section 3(b) of  the
Federal Deposit Insurance Act.

         (i)      / /   A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j)      / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to section 240.13d-1(c), check this box: / /

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:1,222,223 shares          .
                                            --------------------------

         (b)      Percent of class: 4.1%                              .
                                   -----------------------------------

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:     1,222,223.
                                                                 ---------------
                  (ii)  Shared power to vote or to direct the vote:    -0-     .
                                                                   -------------
                  (iii) Sole power to dispose or to direct the disposition of:
                                                                      1,222.223.
                                                                   -------------
                  (iv)  Shared power to dispose or to direct the disposition of:
                                                                      -0-      .
                                                                   -------------

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:/X/

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated as of February 22, 2000.


                                         OFFICE DEPOT, INC.



                                         By:  /S/ David C. Fannin
                                            ------------------------------------
                                            David C. Fannin
                                            Sr. Vice President & General Counsel
                                            Corporate Secretary